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Bruce K. Dallas
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2022 tel 650 752 3622 fax bruce.dallas@davispolk.com

January 28, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.  20549-7010

Attention:	Mr. Patrick Gilmore, Accounting Branch Chief
Ms. Christine Davis, Assistant Chief Accountant
Ms. Megan Akst, Staff Accountant
Mr. Edwin Kim, Staff Attorney
Ms. Katherine Wray, Attorney-Advisor

Re:	AVG Technologies N.V.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 5, 2013
File No. 1-35408

Ladies and Gentlemen:

On behalf of our client, AVG Technologies N.V. (the “Company”), we are responding to each of the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s follow-up letter dated January 2, 2014 (the “Comment Letter”) to the Company’s response letter dated December 4, 2013 (the “Initial Response Letter”) to the Staff’s comment letter dated November 7, 2013 regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “20-F”) by providing information as requested.  Each of the Staff’s comments is repeated below in bold type, followed by the Company’s response to the comment.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Key Metrics, page 53

1.	We note your response to prior comment 1 regarding your key metric total revenue per active user. Given your statement that your management does not primarily focus on metrics such as subscription revenue per subscriber, revenue per (paid) click, or platform-derived revenue per user to manage your business, please describe any key metrics used by management to evaluate the subscription and platform/search portions of your operations. Tell us what consideration you have given to disclosing any such segment-specific metrics pursuant to Item 5.A of Form 20-F.

Response:  The Company respectfully advises the Staff that, as noted in the Initial Response Letter, it considers the total revenue generated from each active user to be the most appropriate measure to evaluate whether it has been successful in its strategies to increase combined platform and subscription revenue from each user.  Although the management of the Company does not actively monitor metrics such as subscription revenue per subscriber, revenue per (paid) click or platform-derived revenue per user in managing the Company, in response to the Staff’s comment, the Company intends to include additional quantitative disclosure regarding subscription revenue per subscriber and platform revenue per thousand searches in future filings of its Annual Report on Form 20-F.  The Company would also include qualitative disclosure on any material trends or drivers with respect to these new metrics.

For these purposes, the Company defines “subscription revenue per subscriber” as subscription revenue divided by the average number of subscription users in the period reported and “platform revenue per thousand searches” as platform revenue divided by the total number of searches in thousands that were generated using the Company’s secure search solutions in the period reported.

The Company respectfully advises the Staff that the subscription and platform revenue streams are not separate segments requiring disclosure of segment-specific metrics pursuant to Item 5.A of Form 20-F.  The Company’s chief operating decision maker (the “CODM”) manages both the subscription and platform revenue streams as one business involving the same suite of products, and does not review separate operating results for those revenue streams.  Therefore, the Company does not believe that segment-specific metrics are appropriate or useful for understanding the business.

Non-U.S. GAAP Measures

Unlevered free cash flow, page 58

2.
We note your response to prior comment 5.  Although we note your representation that you use unlevered cash flow as an operating measure, this representation is inconsistent with your disclosure. For example, your calculation of unlevered cash flow begins with “Net cash provided by operating activities,” a liquidity measure.  Also, your response indicates that the measure reflects “actual net cash surplus available to fund…,” which also appears to describe use as a liquidity measure.  If unlevered cash flow is intended to be a performance measure, please revise your disclosure to remove references to liquidity terminology, including revising your calculation of the measure to start with something other than operating cash flow.  Alternatively, if unlevered cash flow is intended to be a liquidity measure, please revise to remove the adjustment for interest expense in accordance with Item 10(e)(1)(ii) of Regulation S-K which prohibits excluding charges that will require cash settlement from a non-GAAP liquidity measure.  Please provide us with updated proposed disclosure addressing our concerns.

Response:  The Company respectfully advises the Staff that it views unlevered free cash flow as an operating measure.  In particular, unlevered free cash flow is an important indicator of the operating performance of the underlying business, as it is unaffected by whether the Company uses debt or equity to finance the business.  The Company’s CODM reviews unlevered free cash flow in managing the business, and performance on this measure has a 33.3% weighting in determining the size of the 2013 company bonus pool.  The Company believes this is a useful measure for investors because it provides the same information as that used by the Company’s management.  In particular, management uses unlevered free cash flow to monitor and evaluate operating performance and to facilitate comparisons of the historical operating performance of the Company.

The Company, however, respectfully acknowledges that as an operating measure, operating income would be the most comparable U.S. GAAP measure.  Accordingly, in response to the Staff’s comment, in future filings of its Annual Report on Form 20-F, the Company will revise the reconciliation of unlevered free cash flow as follows: operating income, less (a) Other income (expense), excluding interest and (b) Income tax, excluding tax on interest paid and deferred taxes and adding back (i) Share-based compensation, (ii) Depreciation, amortization and impairments, (iii) Adjustments for other items, net of tax, (iv) Movements in working capital and (v) Payments for property and equipment and intangible assets.

In addition, in future filings of its Annual Report on Form 20-F, the Company will revise the disclosure quoted by the Staff in its comment to make clear that unlevered free cash flow is an operating measure.  Specifically, the Company will revise the disclosure (with the changes underlined below) to state that “We disclose unlevered free cash flow in this annual report because we view unlevered free cash flow as an operating measure that is an important indicator of the operating performance of our business, which is not influenced by whether we finance our business with debt or equity.  Unlevered free cash flow is not used by management as a measure of liquidity, in particular because it excludes interest as well as unusual and other items that need to be considered when evaluating liquidity.”

The Company will also add disclosure in its discussion of liquidity and capital resources in future filings of its Annual Report on Form 20-F that it views cash flow from operations as a primary measure of the liquidity of the Company.

Results of Operations, page 65

3.           We note your response to prior comment 2 and it is unclear to us why disclosure of paid clicks would not be useful disclosure considering that it is a driver of platform revenue, a significant revenue stream representing 45% of fiscal year 2012 revenue.  Your response indicates that in order for paid click information to not be misleading you would have to segregate information for mobile vs. full-screen users.  Please tell us why providing this disaggregated information would not be useful.  In this regard, it would appear that this would provide a useful indicator of revenue per paid click.  Please explain, in greater detail, why this disclosure would not be useful to an investor.

Response: The Company respectfully advises the Staff that, as noted in response #1 above, the Company’s CODM considers total revenue generated from each active user to be the most appropriate measure to evaluate the performance of the business.  The management of the Company does not believe that the number of paid clicks, including disaggregated information for mobile vs. full-screen users, is a useful indicator of the Company’s revenue or operating performance.  Accordingly, metrics related to paid clicks are not key metrics used by the management of the Company.

As stated in response #1 above, although the management of the Company does not actively monitor metrics such as subscription revenue per subscriber and platform revenue per thousand searches, the Company will include quantitative and qualitative disclosures regarding subscription revenue per subscriber and platform revenue per thousand searches in future filings of its Annual Report on Form 20-F.

In response to the Staff’s comments, the Company will in future filings of its Annual Report on Form 20-F distinguish between: (i) the number of searches, which is a quantitative metric that the Company will disclose in future filings of its Annual Report on Form 20-F, and is influenced by the Company’s activities, particularly with respect to increasing user numbers and engaging with its users; and (ii) the number of paid clicks, which is generally dependent on factors outside of the Company’s control, such as individual user behaviors and the commercial arrangements between the Company’s search providers and such providers’ advertising partners, and is thus not an operational metric for the Company.

*           *           *           *

Should any questions arise, please do not hesitate to contact me at (650) 752-2022, (650) 752-3622 (fax) or bruce.dallas@davispolk.com.

Thank you for your time and attention.

Yours sincerely, /s/ Bruce K. Dallas
Bruce K. Dallas
Enclosures

cc:	Gary Kovacs, Chief Executive Officer John Little, Chief Financial Officer Christophe Francois, General Counsel AVG Technologies N.V.